Exhibit 99.2

Annual General Meeting of Shareholders

of

MDA Space Ltd. (the “Company”)

May 7, 2026

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

1.	The election of the following directors:

Name of Nominee	Outcome of Vote	# of Votes For	% of Votes For	# of Votes Withheld	% of Votes Withheld
Yaprak Baltacioglu	Carried	76,280,937	97.48%	1,972,166	2.52%
Darren Farber	Carried	78,068,877	99.77%	184,226	0.24%
Michael Greenley	Carried	78,120,897	99.83%	132,206	0.17%
Brendan Paddick	Carried	73,979,072	94.54%	4,274,031	5.46%
Jill Smith	Carried	71,777,903	91.73%	6,475,200	8.28%
Karl Smith	Carried	78,091,125	99.79%	161,978	0.21%
Yung Wu	Carried	76,986,313	98.38%	1,266,790	1.62%

2.	Appointment of KPMG LLP as the independent auditor of the Company and authorizing the directors to fix the auditor’s remuneration:

Outcome of Vote	# of Votes For	% of Votes For	# of Votes Withheld	% of Votes Withheld
Carried	81,964,884	99.89%	94,411	0.12%

3.	Advisory Vote on Executive Compensation

Outcome of Vote	# of Votes For	% of Votes For	# of Votes Against	% of Votes Against
Carried	73,928,932	94.47%	4,324,171	5.53%